Exhibit 3.1

Section 5 of Article IV the Company’s Bylaws was amended to read in full as set forth below:

“Section 5. Chairman and Vice Chairman of the Board.

The Board of Directors shall appoint a Chairman of the Board and if desired, a Vice Chairman or two Co-Vice Chairmen of the Board. The Chairman or, in his or her absence, the Vice Chairman or Co-Vice Chairmen shall preside at all meetings of the Board and at all meetings of the shareholders and shall perform other duties as directed by the Board. A director’s service as Chairman, Vice Chairman or Co-Vice Chairman of the Board shall not by itself constitute a director as an officer or employee of the Corporation except as, and solely to the extent, required by applicable law.”